SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549




                                    FORM 11-K


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002.

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934.


    Commission File Number 1-04721


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                         CENTEL RETIREMENT SAVINGS PLAN
                          FOR BARGAINING UNIT EMPLOYEES

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               SPRINT CORPORATION
                               6200 SPRINT PARKWAY
                             OVERLAND PARK, KS 66251








                            TOTAL NUMBER OF PAGES 26
                            EXHIBIT INDEX AT PAGE 24

                              REQUIRED INFORMATION


1.   Opinion of Ernst & Young LLP.

2. Audited Statements of Net Assets Available for Benefits With Fund Information as of December 31, 2002 and 2001.

3. Audited Statements of Changes in Net Assets Available for Benefits With Fund Information For Each of the Years Ended December 31, 2002, 2001 and 2000.

4.   Notes to Financial Statements.

5.   Supplemental Schedules:
     -Investments as of December 31, 2002.
     -Reportable Transactions For the Year Ended December 31, 2002.

6. Exhibits:
     -Consent of Ernst & Young LLP (Exhibit 23a).
     -Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to
      Section 906 of the Sarbanes - Oxley Act of 2002 (Exhibit 99).

                         CENTEL RETIREMENT SAVINGS PLAN


                          FOR BARGAINING UNIT EMPLOYEES


                               2002 ANNUAL REPORT


                                      WITH


                         REPORT OF INDEPENDENT AUDITORS

                         CENTEL RETIREMENT SAVINGS PLAN

                          FOR BARGAINING UNIT EMPLOYEES

                          Index to Financial Statements





Report of Independent Auditors



Financial Statements

*    Statements of Net Assets Available for Benefits as of December 31, 2002
     and 2001

* Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2002, 2001 and 2000

*    Notes to Financial Statements



Supplemental Schedules

 * Schedule I     Investments as of December 31, 2002

 * Schedule II    Reportable Transactions for the Year Ended
                  December 31, 2002

                         Report of Independent Auditors


The Employee Benefits Committee
Sprint Corporation

We have audited the accompanying statements of net assets available for benefits of the Centel Retirement Savings Plan for Bargaining Unit Employees (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules listed in the index to the financial statements are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.



                                                /s/ Ernst & Young LLP


Kansas City, Missouri
June 6, 2003


                                   CENTEL RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
                                         STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                                                      (Thousands of Dollars)



                                                                                       December 31,
                                                                           2002                            2001
                                                                    -------------------             -------------------

PLAN ASSETS

  Investments at fair value                                                  $ 106,808                       $ 188,586

  Receivables:
    Receivables for unsettled security sales                                         8                             638
    Transfer receivable                                                             31                             292
    Contributions receivable                                                         -                               2
    Other receivables                                                                4                              10
    Accrued interest and dividend income                                             1                               6
                                                                    -------------------             -------------------
      Total assets                                                             106,852                         189,534


PLAN LIABILITIES

  Benefit payment payable                                                            4                               -
  Loan repayment payable                                                             2                               6
  Accrued transfer payable                                                          51                             274
  Forfeiture payable                                                                 1                               -
  Payable for unsettled security puchases                                            -                              79
  Other payable                                                                      7                               -
                                                                    -------------------             -------------------

      Total liabilities                                                             65                             359
                                                                    -------------------             -------------------

  Net assets available for benefits                                          $ 106,787                       $ 189,175
                                                                    ===================             ===================


                                          See Notes to Financial Statements.



                                     CENTEL RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
                                      STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                        (Thousands of Dollars)



                                                                             Years Ended December 31,
                                                                2002                   2001                     2000
                                                         ------------------      ----------------        ------------------


Investment income:

  Interest                                                       $     511              $  1,886                 $   2,961
  Dividends                                                          1,280                 1,429                     2,879

  Net realized and unrealized appreciation (depreciation)
     in the fair value of investments                              (83,800)               14,162                  (164,282)
                                                         ------------------      ----------------        ------------------

        Net investment income (loss)                               (82,009)               17,477                  (158,442)

Contributions - employer (net)                                       4,517                 4,772                     4,648
Contributions - employees                                            7,007                 7,522                     8,063
Administrative fees                                                     (3)                   (3)                      (13)
Withdrawals                                                        (11,184)              (15,016)                  (31,647)
Transfers from Centel ESOP                                               -                     -                    16,452
Inter-plan fund transfers (net)                                       (716)               (1,978)                   (4,580)
                                                         ------------------      ----------------        ------------------

        Net increase (decrease)                                    (82,388)               12,774                  (165,519)

Net assets available for benefits:
  Beginning of year                                                189,175               176,401                   341,920
                                                         ------------------      ----------------        ------------------

  End of year                                                    $ 106,787             $ 189,175                 $ 176,401
                                                         ==================      ================        ==================

                                            See Notes to Financial Statements.



          CENTEL RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
                         NOTES TO FINANCIAL STATEMENTS
                               December 31, 2002



1. DESCRIPTION OF THE PLAN

The following brief description of the Centel Retirement Savings Plan For Bargaining Unit Employees (the Plan) provides only general information. Participants should refer to the Plan document and the summary plan description for more complete information.

General

The Plan is a defined contribution plan established by Centel Corporation ("Centel" or the "Company") and adopted by substantially all of its subsidiaries. The Plan is a qualified cash or deferred arrangement as defined in
Section 401(k) of the Internal Revenue Code.

On March 9, 1993, Centel merged with Sprint Corporation (Sprint) and the Company became a wholly owned subsidiary of Sprint. Since the merger of Centel and Sprint, the Plan continues to provide benefits to eligible employees of the Company and its subsidiaries which have adopted the Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility

Participation in the Plan is voluntary. Individuals who are employed by the Company or one of its adopting subsidiaries and who are represented by a collective bargaining unit that has negotiated for benefits under the Plan are eligible to participate upon date of hire. If an individual is not a permanent full-time employee, the employee is eligible to participate after completing six months of service.

Contributions

Participants can contribute up to 10% of their salary or wages to a pre-tax account. Participants may make after-tax contributions to the Plan, provided the sum of pre-tax and after-tax contributions does not exceed 16% of the participant's pay. The first 6% is referred to as the basic contribution. Federal income taxes are deferred on the pre-tax amounts contributed until the funds are withdrawn from the Plan.

Pre-tax participant contributions may not exceed annual limitations defined in the Internal Revenue Code (Code) of $11,000 for the 2002 plan year and $10,500 for both the 2001 and the 2000 plan years. The percentage that can be contributed by participants who meet the definition of a highly compensated employee as defined in the Code is periodically recomputed in order to maintain compliance with the nondiscrimination provisions of the Code.

Subject to certain limitations and restrictions, the Plan permits participants to make rollover contributions from other plans qualified under Section 401 of the Code.

The Company makes a matching contribution to the Plan in an amount which, together with forfeitures of the Company contribution due to participants' withdrawals, equals 70% of the amount contributed by participants. Participant contributions in excess of 6% of each participant's pay are not included in this calculation of the Company matching contribution.

         CENTEL RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
                         NOTES TO FINANCIAL STATEMENTS
                               December 31, 2002


1. DESCRIPTION OF THE PLAN (Continued)

Contributions (Continued)

Upon completion of an enrollment form by the participant, the Company also makes a profit-sharing contribution of 1% of eligible pay to all participants, regardless of whether or not they elect to contribute to the Plan. Company and employee contributions are made in cash.

Effective March 2002, participants can choose to receive Sprint FON dividends as taxable payments annually on vested FON company matching contributions and pre-2002 employee FON contributions.

In 2002, catch-up contributions were made available to collective bargaining units that negotiated for this benefit. Participants who were age 49 (or older) on December 31, 2001 and who were making the maximum elective contribution for the year were eligible to make an additional $1,000 in pre-tax contributions to their Plan Account.

Investment Funds

Participants may direct their contributions into any of twenty-five funds among the Growth Stock Funds, Dividend Growth Stock Fund, Balanced Stock Funds, Money Market Fund, Bond Funds, International Equity Funds, Small Capitalization Growth Stock Fund, Small Capitalization Value Stock Funds, Mid Capitalization Growth Stock Fund, Mid Capitalization Value Stock Fund, Equity Index Fund and Emerging Market Equity Fund, as well as the Sprint FON Stock Fund and the Sprint PCS Stock Fund. The participants may also direct their contributions into five pre-mixed portfolio investment options.

As of June 30, 2001, the Bond Fund, the Growth Stock Fund, Aggressive Growth Stock Fund, Value Stock Fund and International Stock Fund were invested in the PIMCO Total Return Investment Fund, Inc., the Fidelity Magellan Fund, Inc., the Fidelity Dividend Growth Fund, Inc., the Fidelity Equity Income Fund, Inc. and the Fidelity Overseas Fund, Inc., respectively. The Mid Capitalization Growth Stock Fund invested in the Fidelity OTC Portfolio Fund, Inc. The Interest Income Fund was managed by Fidelity Management Trust Company and was invested in a number of investment contracts issued by various insurance companies and banks and the PIMCO Low Duration Fund, Inc. as well as the PIMCO Low Duration II Fund, Inc. The U.S. Stock Index Fund invested in the Fidelity U.S. Equity Index Fund, Inc. and was also managed by Fidelity Management Trust Company.

On July 1, 2001, three existing investment vehicles in the Plan were replaced. The Interest Income Fund managed by Fidelity Management Trust Company was replaced by a PIMCO Bond Fund, i.e., PIMCO Separately Managed Portfolio, Inc. (1 Account).

         CENTEL RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
                         NOTES TO FINANCIAL STATEMENTS
                               December 31, 2002


1. DESCRIPTION OF THE PLAN (Continued)

Investment Funds (Continued)

The PIMCO Total Return Investment Fund, Inc. was replaced by another PIMCO Bond Fund, i.e., PIMCO Separately Managed Portfolio, Inc. (B Account). A new U.S. Stock Index Fund, i.e., Barclays' Equity Index Fund, Inc., replaced the Fidelity U.S. Equity Index Fund.

The  five pre-mixed portfolio investment options that the Plan offers are
Conservative  Growth  Portfolio,  Moderate  Growth   Portfolio, Balanced Growth
Portfolio, High Growth Portfolio and Aggressive Growth Portfolio. The Growth Stock Funds were invested in Harbor Capital Appreciation Fund, Inc. and the White Oak Growth Stock Fund, Inc. from July 2001 through December 2002. Effective December 31, 2002, Harbor Capital Appreciation Fund, Inc. and White Oak Growth Stock Fund were replaced by Jennison Associates
LLC  Separately Managed  Account and Oak Associates, Ltd. Separately Managed
Account, respectively.   The  Growth  Stock Funds  is  also  invested  in  the
Fidelity Magellan Fund, Inc. The Large Blend Stock Fund is invested in the Fidelity Dividend Growth Fund, Inc. The International Equity Funds are
invested in the Janus Aspen Worldwide Growth Fund,  Inc., the   Capital
Guardian International Equity Fund, Inc. and the Barclays' EAFE Equity Index Fund, Inc. in addition to the Fidelity Overseas Fund, Inc. The Bond Funds are invested in the PIMCO High Yield Fund, Inc., the PIMCO Foreign Bond Fund, Inc. and the GMO Emerging Country Debt Share Fund, Inc. in addition to the PIMCO Separately Managed Portfolio, Inc. The Balanced Stock Fund was invested in the Barclays' Russell 1000 Value Index Fund
from  July 2001  through  December  2002.   Effective  December  31,  2002,
the balances  and  future contributions of Barclays' Russell  1000  Value
Index Fund were re-directed to Harris Associates, L.P. Separately Managed Account. The Balanced Stock Fund is also invested in the Fidelity Equity Income Fund, Inc. The Money Market Fund is invested in Barclays' Money Market Fund, Inc. The Small Capitalization Value Stock Fund was invested in the Barclays' Russell 2000 Growth Index Fund, Inc. from July 2001 through December 2002. Effective December 31, 2002, the balances and future contributions of Barclays' Russell 2000 Growth Index Fund were re-directed to Wall Street Associates Separately Managed Account. The Small
Capitalization Value Stock Fund is also invested in the U.S. Small Capitalization Value Portfolio of DFA, Inc. The Mid-Capitalization Growth Stock Fund is invested in the Fidelity OTC Portfolio, Inc. The Mid-Capitalization Value Stock Fund is invested in the American Century Equity Income Fund, Inc. And finally, the Emerging Market Equity Fund is invested in the Capital Guardian Emerging Markets Equity Fund, Inc.

Participants are able to invest their own contributions in the Sprint FON Stock Fund and/or the Sprint PCS Stock Fund. For amounts attributable to participants' own contributions, participants are also permitted to transfer their existing balances into and out of those funds.

Participants may redirect the fund in which their current contributions are invested each pay period. Participants may also transfer existing balances on any weekday except holidays or when the New York Stock Exchange is closed. Other limitations on transfers between funds apply in certain circumstances.

The following represents the number of participants in each investment fund as of December 31, 2002, 2001, and 2000:

         CENTEL RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
                         NOTES TO FINANCIAL STATEMENTS
                               December 31, 2002


1. DESCRIPTION OF THE PLAN (Continued)

Investment Funds (Continued)



                                           Number of Participants
                                                At December 31
                                            2002     2001    2000


Magellan Growth Stock Fund                    778     812     847

Fidelity Equity Income Fund                   611     662     695

Interest Income Fund                        1,702   1,851   2,010

PIMCO Bond Fund                               239     220     218

Fidelity Overseas Fund                        210     230     256

Sprint FON Stock Fund                       1,835   2,012   2,221

Sprint PCS Stock Fund                       2,285   2,430   2,553

Fidelity OTC Portfolio                        267     298     328

Fidelity Dividend Growth Fund                 145     121      81

U.S Stock Index Fund                           65      59      57

Conservative Growth Portfolio                   7       5      --

Moderate Growth Portfolio                      18       8      --

Balanced Growth Portfolio                      24       7      --

High Growth Portfolio                          17      10      --

Aggressive Growth Portfolio                    35      22      --

Barclay's Money Market Fund                   100      34      --

Barclays' Russell 2000 Index Fund              27       3      --

Barclays' EAFE Equity Index Fund                6       1      --

PIMCO High Yield Fund                          37      13      --

Value Stock Fund I                             19       6      --

Growth Stock Fund I                            22       8      --

American Century Equity Income Fund            47      19      --

Aggressive Growth Stock Fund                   37      18      --

DFA U.S. Small Capitalization Value Fund       63      19      --

Small-Cap Growth Stock Fund                    14       5      --


         CENTEL RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
                         NOTES TO FINANCIAL STATEMENTS
                               December 31, 2002



1. DESCRIPTION OF THE PLAN (Continued)

Investment Funds (Continued)



                                           Number of Participants
                                               At December 31
                                            2002     2001    2000


PIMCO Foreign Bond Fund                      19        4      --

Janus Aspen Worldwide Growth Fund            53       24      --

GMO Emerging Market Country Debt Share       33        5      --
Fund

Capital Guardian Emerging Markets Equity     10        2      --
Fund

Capital Guardian                             11        --     --
International Equity Fund



Vesting

Participants are 100% vested in their employee contribution account balances at all times.

Effective December 1, 2001, the vesting of Company matching contributions is based on a graded vesting schedule which is: after two years of service 20% vested, after three years of service 40% vested, after four years of service 60% vested and 100% vested after five or more years of continuous service with the Company. Earlier vesting may occur, if while an employee of the Company, a participant: (1) attains age 65, (2) incurs a permanent and total disability, or
(3) dies. Company profit-sharing contributions are 100% vested at all times.

Withdrawing participants who do not meet these vesting guidelines forfeit the non-vested portion of the Company contribution. Such amounts are used to offset future Company contribution requirements.

Withdrawals

Participants may withdraw the vested value of their account when they retire, terminate employment with the Company, reach age 59 1/2, or meet "hardship" requirements defined in the Code. In-service withdrawals may be made by participants up to twice per year. The maximum amount of an in-service withdrawal is the sum of the after-tax account, rollover account, and the vested portion of the Company match account. The minimum withdrawal is the lesser of $200 or 100% of the vested account balance.

         CENTEL RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
                         NOTES TO FINANCIAL STATEMENTS
                               December 31, 2002


1. DESCRIPTION OF THE PLAN (Continued)

Participant Loans

Participants may borrow the lesser of (1) one-half of the total value of their vested account balance or (2) $50,000. The minimum loan is $1,000. Amounts borrowed by participants must be repaid within 5 years. In the event that the proceeds of the loan are used to acquire a participant's principal residence, the maximum repayment period may be as much as 10 years and the minimum loan is $5,000. The interest rate charged on loans is set by the Employee Benefits Committee.

Participant Accounts

A separate account is maintained for each participant in the Plan. Each participant's account is adjusted for (a) Company contributions on behalf of the participant, (b) the participant's contributions to the Plan, including rollover contributions, (c) the participant's share of any investment income, (d) withdrawals, (e) loans, and (f) forfeitures of Company contributions due to the participant's withdrawal.

Administration and Plan Expenses

The Plan is administered by the Employee Benefits Committee of Sprint. Administrative and investment expenses are expenses of the Plan and, except to the extent paid by the Company, are paid out of the trust.

Termination

Although the Company has not expressed an intention to terminate the Plan, it reserves the right to amend or terminate the Plan at any time. Should the Plan terminate, the accounts of all participants will become non-forfeitable as of the date of termination.

Effective November 1, 2000, Centel Employees' Stock Ownership Plan (CESOP) was merged into the Plan, for bargaining unit employees, and the Sprint Retirement Savings Plan, for nonbargaining employees, as appropriate. The following information pertains to the CESOP account established in the Plan as a result of this merger:

Eligibility/Contributions - CESOP

Employees of Centel Corporation during the period of January 1, 1975, through December 31, 1986, were eligible to participate in the CESOP. The Company made all contributions to the CESOP through December 31, 1986. Effective January 1, 1987, concurrent with the effective date of the Tax Reform Act of 1986, contributions to the CESOP ceased.

         CENTEL RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
                         NOTES TO FINANCIAL STATEMENTS
                               December 31, 2002



1. DESCRIPTION OF THE PLAN (Continued)

Investment Fund - CESOP

Effective with the November 1, 2000 plan merger, Sprint FON stock in the CESOP was transferred to the Sprint FON CESOP Stock Fund and the Sprint PCS stock in the CESOP was transferred to the Sprint PCS CESOP Stock Fund.

On December 31, 2002, there were 590 participants in the Sprint FON CESOP Stock Fund and 551 participants in the Sprint PCS CESOP Stock fund. On December 31, 2001, there were 603 participants in both the Sprint FON CESOP Stock Fund and the Sprint PCS CESOP Stock Fund.

Vesting - CESOP

Participants are 100% vested in their account balances at all times.

Withdrawals - CESOP

Participants may withdraw the balance of their account upon termination of employment, retirement, death, total and permanent disability, or upon termination of the CESOP account.

Dividends paid on shares held in the CESOP account were distributed to participants quarterly in 2001 and first quarter 2002. In 2000 and beginning with the second quarter 2002 dividends are paid annually.

Participant Accounts - CESOP

A separate CESOP account is maintained in each participant's 401(k) account. Each participant's account is adjusted for (a) company contributions on behalf of the participant, (b) the participant's share of any investment income, and
(c) withdrawals.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies of the Plan:

Valuation of Investments

Investments of the Plan are valued at fair value. The fair value of the common stock is based on the value of the last reported sale in the active market they are traded in on the last business day of the year. The fair value of equity mutual funds and bond mutual funds are valued at the redemption price. The fair value of the short term investments is estimated at cost plus accrued interest. Notes receivable from participants are valued at their principal balance.

         CENTEL RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
                         NOTES TO FINANCIAL STATEMENTS
                               December 31, 2002



2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Interest and Dividend Income

Dividend income is recorded on the ex-dividend date. Income from the investments is recorded as earned on an accrual basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from these estimates.

Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated June 29, 1993, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Withdrawals

Withdrawals, other than cash, are recorded at the fair market value of the assets on the date of distribution.

Reclassification

Certain prior-year amounts have been reclassified to conform to the current year presentation. These reclassifications had no effect on the net assets available for benefits or the change in net assets available for benefit as previously reported.

                             CENTEL RETIREMENT SAVINGS PLAN
                             FOR BARGAINING UNIT EMPLOYEES
                             Notes to Financial Statements
                                    December 31, 2002


3.  INVESTMENTS

      The Plan's investments are held by the Fidelity Management Trust Company of Boston, Massachusetts, as trustee. The following table presents the Plan investments that represent 5% or more of net assets available for benefits of the Plan.




                                                                                        (Thousands of Dollars)
                                                                                              December 31,
                                                                                  2002                          2001
                                                                            ------------------            ------------------


      Investments at Fair Value as
                Determined by Quoted Market Price:
                        Sprint FON Common Stock                                      $ 29,566                      $ 44,039
                        Sprint PCS Common Stock                                        20,259                        80,480
                        Fidelity Magellan Fund, Inc.                                    6,152                         7,969
                        Fidelity Equity Income Fund, Inc.                               6,022                         7,461
                        PIMCO Separately Managed 1 Account                             27,381                        29,157




                                          CENTEL RETIREMENT SAVINGS PLAN
                                          FOR BARGAINING UNIT EMPLOYEES
                                          Notes to Financial Statements
                                                December 31, 2002


3.  INVESTMENTS (Continued)

        During 2002, 2001 and 2000, the Plan's investments (including investments purchased, sold and held during the year) appreciated (depreciated) in value as follows:




        Net Realized and Unrealized Appreciation                                         (Thousands of Dollars)
        (Depreciation) in Value                                                          Years Ended December 31,
                                                                               2002                2001                2000
                                                                          ---------------     ----------------     -------------



        Investments at Fair Value as Determined
                 by Quoted Market Price:
                          Common stock:
                                     Sprint FON                                 $ (8,766)             $   (16)        $ (98,951)
                                     Sprint PCS                                  (67,358)              15,365           (56,389)
                                     Sprint Corporation - CESOP:
                                         Sprint FON                               (1,825)                 (28)           (1,900)
                                         Sprint PCS                               (3,269)                 729            (3,256)
                          Equity mutual funds                                     (4,364)              (3,283)           (3,907)
                          Bond mutual funds                                        1,888                1,430               193
                          Equity index fund                                          (81)                 (17)              (72)
                          Other                                                      (25)                 (18)                -
                                                                          ---------------     ----------------     -------------

        Total Appreciation (Depreciation)                                       $(83,800)             $14,162         $(164,282)
                                                                          ===============     ================     =============





          CENTEL RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
                         NOTES TO FINANCIAL STATEMENTS
                               December 31, 2002







  4.RELATED PARTY TRANSACTIONS

     Non-participant directed contributions are made directly to the FON and PCS stock funds. In addition, participants can elect to contribute a percentage of their contribution to these funds. In 2002 and 2001, approximately $3 million and $4 million were contributed to the FON and PCS stock funds, respectively. In 2000, approximately $4 million were contributed to both the FON and the PCS stock funds.

                             SUPPLEMENTAL SCHEDULES



                                                                                                             Schedule I
                                                                                                            Page 1 of 2
                                            CENTEL RETIREMENT SAVINGS PLAN
                                             FOR BARGAINING UNIT EMPLOYEES
                                                      Investments
                                                   December 31, 2002


                                                                                   (Thousands of Dollars)
                                                                                                           Fair
                        Identity of Issue                                      Cost                       Value
-------------------------------------------------------------------     -------------------        ---------------------


Common stock:
         Sprint Corporation - SPA:
                  Sprint Corporation - FON**                                    $   35,421                   $   24,891
                  Sprint Corporation - PCS**                                        71,281                       19,568
         Sprint Corporation - CESOP:
                  Sprint Corporation - FON**                                         2,763                        4,675
                  Sprint Corporation - PCS**                                           351                          691
                                                                        -------------------        ---------------------
                      Total common stock                                           109,816                       49,825

Equity mutual funds:
         Fidelity Magellan Fund, Inc. **                                             8,145                        6,152
         Fidelity Dividend Growth Fund, Inc. **                                        550                          454
         Fidelity Equity Income Fund, Inc. **                                        7,111                        6,022
         Fidelity OTC Portfolio Fund, Inc. **                                        2,622                        1,405
         Fidelity Overseas Fund, Inc. **                                             1,156                          763
         Capital Gardian International Equity Fund                                      30                           27
         Capital Gardian Emerging Market Equity Fund                                     8                            8
         Jennison Associates LLC Separately Managed Account                             73                           73
         Janus Aspen Worldwide Growth Fund                                              96                           83
         Oak Associates, Ltd. Separately Managed Account                                53                           53
         American Century Equity Income Fund                                           140                          133
         DFA U.S. Small-Cap Value Portfolio                                            364                          278
         Barclays' Russell 2000 Index Fund                                             111                           92
         Barclays' EAFE Equity Index Fund                                              124                          107
         Harris Associates, L.P. Separately Managed Account                             46                           46
         Wall Street Associates Separately Managed Account                              21                           21
                                                                        -------------------        ---------------------
             Total equity mutual funds                                              20,650                       15,717

Bond mutual funds:
         PIMCO High Yield Fund                                                         285                          284
         PIMCO Foreign Bond Fund                                                       146                          146
         GMO Emerging Country Debt Share Fund                                          306                          302
         PIMCO Separately Managed 1 Account                                         25,045                       27,381
         PIMCO Separately Managed B Account                                          2,291                        2,561
                                                                        -------------------        ---------------------
             Total bond mutual funds                                                28,073                       30,674

U.S. Stock index fund:
         Barclays' Equity Index Fund                                                   323                          256






                                                                                                             Schedule I
                                                                                                            Page 2 of 2
                                            CENTEL RETIREMENT SAVINGS PLAN
                                             FOR BARGAINING UNIT EMPLOYEES
                                                      Investments
                                                   December 31, 2002


                                                                                   (Thousands of Dollars)
                                                                                                           Fair
                      Identity of Issue                                        Cost                       Value
-------------------------------------------------------------------     -------------------        ---------------------



Short-term investments:
         Barclays' Money Market Fund                                             $   2,049                    $   2,049
         Fidelity Investment Cash Portfolio **                                       1,233                        1,233
         Fidelity Retirement Market Account**                                            3                            3
                                                                        -------------------        ---------------------
             Total short-term investments                                            3,285                        3,285

Other:
         Conservative Growth Portfolio                                                   7                            7
         Moderate Growth Portfolio                                                     163                          159
         Balanced Growth Portfolio                                                      34                           32
         High Growth Portfolio                                                          22                           20
         Aggressive Growth Portfolio                                                    45                           39
                                                                        -------------------        ---------------------
             Total other investments                                                   271                          257

Notes receivable from participants                                                   6,794                        6,794
                                                                        -------------------        ---------------------

Total Investments                                                                $ 169,212                    $ 106,808
                                                                        ===================        =====================


   **    Indicates party-in-interest to the Plan.




                                                                   Schedule II

                  CENTEL RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
                                    REPORTABLE TRANSACTIONS
                             For the Year Ended December 31, 2002
                                     (Thousands of Dollars)








 NO REPORTABLE TRANSACTIONS FOR THE YEAR ENDED DECEMBER 31, 2002.

                                   SIGNATURES




The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension & Savings Trusts Committee, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.





                              Centel Retirement Savings Plan
                              for Bargaining Unit Employees


Date:     June 24, 2003       By: /s/ Gene Betts
                              ----------------------------------------
                                  Gene Betts
                                  Pension & Savings Trusts Committee Member

                        EXHIBIT INDEX


Exhibit Number                                         Page


  23a         Consent of Ernst & Young LLP              25

  99          Certification in Compliance with 18       26
              U.S.C. Section 1350 as Adopted Pursuant
              to Section 906 of the Sarbanes-Oxley
              Act of 2002.
















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